SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2006

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated August 2, 2006 in relation to the status of the acquisition of BPL Mobile Communications Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

The Board wishes to update the Shareholders on the status of the BPL Mumbai Acquisition.

Reference is made to the announcement of the Company dated 26 September 2005 (“Announcement”) and the circular to shareholders of the Company dated 18 October 2005 (“Circular”) in relation to, among other things, the proposed acquisition of 99.998% of the issued share capital of BPL Mumbai. Terms defined in the Circular shall have the same meanings when used in this announcement unless the context requires otherwise.

Since the Announcement and the Circular,

(i)	Hutchison Essar has completed its acquisition of the entire issued share capital of BPL Cellular (a licensee for GSM mobile services in the telecommunication circles of Maharashtra, Tamil Nadu, and Kerala in India);

(ii)	BPL Mumbai Share Purchase Agreement was signed on 23 December 2005. Since the signing of that agreement, further payments have been made to the BPL Mumbai Vendors, which when aggregated with the BPL Mumbai Initial Deposit amounted to approximately INR16 billion (or approximately US$347 million or HK$2,697 million) representing substantially all of the BPL Mumbai Consideration;

(iii)	the parties to BPL Mumbai Share Purchase Agreement subsequently agreed to extend the date for satisfaction or waiver of all relevant conditions precedent to completion of the BPL Mumbai Acquisition (“Completion”), from 30 June 2006 to 31 July 2006;

(iv)	on 31 July 2006, Hutchison Essar issued a notice to the BPL Mumbai Vendors notifying them that all conditions precedent to Completion had been fulfilled and satisfied or waived for the purposes of Completion and called upon the BPL Mumbai Vendors to undertake Completion on 31 July 2006. The BPL Mumbai Vendors have failed to undertake Completion; and

(v)	on 1 August 2006, each of the BPL Mumbai Vendors issued a notice to Hutchison Essar purporting to terminate the BPL Mumbai Share Purchase Agreement.

Hutchison Essar considers the BPL Mumbai Vendors to be under an obligation to undertake Completion and the attempt to terminate BPL Mumbai Share Purchase Agreement to be wrongful. Hutchison Essar is taking all necessary steps and action to pursue Completion in accordance with the terms of BPL Mumbai Share Purchase Agreement.

The Company will make further announcement(s) to provide further update on the BPL Mumbai Acquisition, as and when appropriate.

For the purpose of this announcement and for reference only, exchange rates of US$1.00 to INR46.5925 and HK$7.7725 to US$1.00 are adopted.

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman) Mr. Frank John SIXT Mr. Naguib SAWIRIS Mr. Aldo MAREUSE	Mrs. CHOW WOO Mo Fong, Susan (Alternate to Mr. Fok Kin-ning, Canning)
Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington)
Ms. NARDI, Kar Wai Agnes (Alternate to Mr. Frank John Sixt)
Mr. Martin MICHLMAYR (Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 2 August 2006